

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via E-mail
Jon Kessler
President and Chief Executive Officer
HealthEquity, Inc.
15 W. Scenic Pointe Dr., Ste. 100
Draper, Utah 84020

> **Re:** **HealthEquity, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 16, 2014**
> **File No. 333-196645**

Dear Mr. Kessler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please discuss in this section (i) the number of options to be granted to management contingent and effective upon execution of the Underwriting Agreement and (ii) the percentage of the dividend declared on each of the capital stock and preferred stock, and the corresponding percentage of the net proceeds of the offering, that management will receive.

Summary consolidated financial and other data, page 15

2. Please refer to footnote (1). You disclose that the pro forma column assumes the declaration of the $50 million dividend and the payment thereof as well as the payment of a cash dividend on your outstanding series D-3 redeemable convertible preferred stock. Please explain why there is no change in the amount of the actual cash and cash equivalents as of April 30, 2014 and pro forma cash and cash equivalents giving effect to

the payments disclosed. Alternatively, please revise footnote (1) to remove reference to the payments and indicate in footnote (2) the payments. This comment also applies to disclosure regarding your capitalization on page 49.

Risk Factors, page 18

Risks Related to Our Business, page 18

We rely on a single bank identification number sponsor for our payment cards. . ., page 24

3. Please clarify the material risks to your business, if any, related to your BIN sponsor's consent order with the FDIC relating to its obligations under the Bank Secrecy Act.

Use of Proceeds, page 46

4. You anticipate receiving between $90.3 million and $104.2 million in net proceeds from the sale of the common stock covered by the registration statement, and you have disclosed specific uses for only $50.345 million of such net proceeds. This leaves approximately $40-54 million in net proceeds to be used for "working capital and other general corporate purposes." As it appears that you do not have a specific plan for this significant portion of the proceeds, and given your language in both the Use of Proceeds and Risk Factors sections regarding the board's broad discretion in using such proceeds, please explicitly state in your filing that you do not have a specific plan for this portion of the proceeds and discuss the principal reasons for the offering pursuant to Item 504 of Regulation S-K.

5. Please disclose the amount of estimated underwriting discounts and commissions and estimated offering expenses payable by you.

Dividend policy, page 48

6. We note you modified your stock awards under each of your stock plans as a result of the special dividend by reducing the exercise price of the stock options outstanding by $1.00. We also note your disclosure that the plans required you to adjust the outstanding stock options to prevent dilution of the holders' interests as a result of the special dividend. Please advise us how you determined the requirement to adjust the outstanding stock options to prevent dilution of the holders' interests was not a discretionary provision and required an equitable or proportionate adjustment. Please refer to ASC 718-20-35-6.

7. Please provide us the following information regarding your modification of the stock awards:

    •   Please tell us the fair value of the options immediately before the modification and the fair value of the options immediately after the modification.

- Please tell us the amount of incremental compensation as a result of the modification, if any.
- Please tell us your consideration of disclosing the impact of the modification, or lack thereof, on your financial statements.

<u>Consolidated balance sheets, page F-3</u>

8. Please include a footnote at the bottom of the balance sheet that explains the adjustments made to arrive at pro forma balances. Alternatively, provide a cross-reference to the Notes to Consolidated Financial Statements where the adjustments are discussed.

9. Please disclose the reason for the change in accounts payable and Series D-3 Dividends Payable with regard to the pro forma amounts as of April 30, 2014. In addition, please tell us your consideration of disclosing the board of directors' declaration of the special dividend and modification to the stock options outstanding in a note to the financial statements.

<u>Note 2. Net income (loss) per share attributable to common stockholders, page F-16</u>

10. Please disclose the reason for your adjustment to reflect shares issued in the offering necessary to replace dividends in excess of earnings and show us how you determined the number of shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at (202) 551-3222 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Gordon Caplan